FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Scrutinizer’s report
3.	Voting results

OTHER NEWS

Subject- Twentieth Annual General Meeting of the Bank held on June 30, 2014.

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

The Twentieth Annual General Meeting (AGM) of ICICI Bank Limited was held on June 30, 2014 at 1:00 p.m. at the Sir Sayajirao Nagargruh Auditorium, Vadodara Mahanagar Seva Sadan, Akota, Vadodara.

Pursuant to Section 108 of the Companies Act 2013 (Act) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (rules), all the shareholders of the Bank were given the opportunity to exercise their right to vote on the resolutions set out in the Notice of AGM through electronic voting (e-voting) during the period commencing from June 18, 2014 9.00 AM to June 20, 2014, 6.00 PM. The rules also provide that subject to receipt of sufficient votes, the resolution shall be deemed to be passed on the date of the relevant general meeting of members.

All the resolutions contained in the Notice of the above AGM was approved by a overwhelming majority of shareholders through e-voting and accordingly all the resolutions are declared to be passed on June 30, 2014 which is the date of the AGM.

We attach herewith the voting results which we had sent to our Indian stock exchanges in the format as prescribed under the listing agreement with Indian stock exchanges and the Indian Company Law for your records.

Please take the above on record.

ICICI BANK LIMITED
Registered Office: Landmark, Race Course Circle, Vadodara 390 007.

SCRUTINIZERS’ REPORT

E-VOTING FOR 20TH ANNUAL GENERAL MEETING TO BE

HELD ON 30TH JUNE, 2014

ALWYN DSOUZA
ALWYN D’SOUZA & CO.
COMPANY SECRETARIES
Annex-103, Dimple Arcade, Asha Nagar, Kandivli (E), Mumbai 400101.Tel: 022-28549355
Br Off: D-003, Gr. Flr, Indraprasta, Poonam Vihar, Mira Rd (E) Thane 401107.Tel: 28125781
Website : www.alwynjay.com ; E-mail: alwyn.co@gmail.com ; Mob: 09820465195

ALWYN  D’SOUZA
ALWYN D’SOUZA & CO.
COMPANY SECRETARIES
Annex-103, Dimple Arcade, Asha Nagar, Kandivli (E), Mumbai 400101.Tel: 022-28549355

Branch Office: D-003, Gr.  Flr, Indraprasta, Poonam Vihar,  Mira Road (E) Thane 401107.
Tel: 022-28125781; Mob: 09820465195 ; E-mail: alwyn.co@gmail.com

To,
The Chairman
ICICI Bank Limited

Dear Sir,
RE :  SCRUTINIZERS’ REPORT

I refer to my appointment as Scrutinizer made on May 17, 2014  pursuant to the authority granted by the Board of Directors  of ICICI Bank Limited to scrutnise the e-voting process in a fair and transparent manner as per the provisions of the Companies Act, 2013 and Rules thereunder for the 20th Annual General Meeting of ICICI Bank Limited to be held on June 30, 2014 at Vadodara.

I have carried out the work as Scrutinizer from the close of working hours on 20th June, 2014.  In this connection I need to bring to your attention the following aspects:-

1.
The Company has appointed National Securities Depository Limited (NSDL) to provide e-voting facility and the detailed instructions on e-voting process was notified to the members in the notice dated 20th May, 2014.

2.	The E-voting period commenced on 18th June, 2014 from 9.00 AM and concluded on 20th June, 2014 at 6.00 PM.

3.	I enclose the Scrutinizer’s Report along with the relevant listings.

/s/ Alwyn D’souza

Alwyn D’souza
F.C.S No.5559,
Certificate of Practice No.5137
Practising Company Secretary
Place:	Mumbai
Date:	21.06.2014

ALWYN  D’SOUZA
ALWYN D’SOUZA & CO.
COMPANY SECRETARIES
Annex-103, Dimple Arcade, Asha Nagar, Kandivli (E), Mumbai 400101.Tel: 022-28549355

 Branch Office: D-003, Gr.  Flr, Indraprasta, Poonam Vihar,  Mira Road (E) Thane 401107.
Tel: 022-28125781; Mob: 09820465195 ; E-mail: alwyn.co@gmail.com

Report of Scrutinizer

[Pursuant to Section 108 of the Companies Act, 2013 and Rule 20(xi) of the Companies (Management and Administration)Rules, 2014]

To,
The Chairman
ICICI Bank Limited

Dear Sir,

I, Alwyn D’souza of Alwyn Dsouza & Co., Company Secretaries, Mumbai, appointed as Scrutinizer for the purpose of scrutinizing the e-voting process of ICICI Bank Limited ( “the Company”) in a fair and transparent manner, for the below mentioned resolution(s) as contained in the Notice of the 20th Annual General Meeting of the Company to be held on June 30, 2014 submit our report as under:

1.	The e-voting period commenced on 18th June, 2014 from 9.00 AM and concluded on 20th June, 2014 at 6.00 PM. The e-voting services were provided by National Securities Depository Limited (NSDL).

2.
The shareholders holding shares as on the “relevant date” i.e. May 16, 2014 were entitled to vote on the proposed resolutions stated in the Notice of the Company. Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of shareholders of a bank up to 10% of the total voting rights of all shareholders. In line with the same, the shareholding of Deutsche Bank Trust Company Americas (Depositary to the ADS holders) which was 33,67,13,170 equity shares and which formed 29.14% of the total equity shares (1,15,53,42,164 equity shares) as on the relevant date i.e. May 16, 2014 was reckoned only to the extent of 11,55,34,216 equity shares i.e. 10% of the total equity shares for the purpose of electronic voting.

3.
The votes were unblocked on 20th June, 2014 around 6.08 p.m in the presence of two witnesses Ms. Jelphine Angel Nadar residing at A-102, Suyash CHS, Damodar Nagar, Viva College Road, Virar West, 401303 and Ms. Kirti Iyer residing at Building No.2, Room No.106, Mahadeo Complex, Ramdev Park Road, Mira Road East, Thane 401107 who are not in the employment of the Company .

4.	The results of e-Voting along with the list of shareholders who voted “For” and “Against” the below resolutions were downloaded from the e-voting website of NSDL.

The results of the e-voting are as under:

A. RESOLUTION NO.1 – ORDINARY RESOLUTION

To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2014 and Balance Sheet as at that date together with the Reports of the Directors and the Auditors.

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
1690	43,12,78,260	99.9998

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
14	844	0.0002

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

B. RESOLUTION NO.2: ORDINARY  RESOLUTION

To declare dividend on preference shares.

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
1630	43,14,71,689	99.999

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
73	5,779	0.001

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

C. RESOLUTION NO.3: ORDINARY  RESOLUTION

To declare dividend on equity shares..

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
1689	43,14,70,595	99.9998

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
9	809	0.0002

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

D. RESOLUTION NO.4: ORDINARY  RESOLUTION

To appoint a director in place of Mr. K. Ramkumar (DIN: 00244711), who retires by rotation and, being eligible, offers himself for re-appointment.

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
1562	42,75,16,368	99.29

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
104	30,51,166	0.71

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

E. RESOLUTION NO.5: ORDINARY  RESOLUTION

Appointment of B S R & Co. LLP, Chartered Accountants (registration No. 101248W), as statutory auditors of the Company, in place of retiring auditors S. R. Batliboi & Co. LLP, Chartered Accountants

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
1612	42,18,04,860	98.19

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
63	77,73,488	1.81

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

F. RESOLUTION NO.6: ORDINARY  RESOLUTION

Appointment of Branch Auditors pursuant to the provisions of Section 143(8) and other applicable provisions, if any, of the Companies Act, 2013

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
1615	42,61,71,262	99.07

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
54	39,87,348	0.93

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

G. RESOLUTION NO.7: ORDINARY  RESOLUTION

Appointment of Mr. V. K. Sharma (DIN: 02449088) as Independent Director

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
1582	42,54,80,855	98.98

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
76	43,75,444	1.02

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

H. RESOLUTION NO.8: ORDINARY  RESOLUTION

Re-Appointment of Mr. Rajiv Sabharwal (DIN: 00057333), as a wholetime Director (designated as Executive Director) effective June 24, 2015 up to June 23, 2020

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
1595	43,05,63,608	99.999

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
80	5,989	0.001

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

I. RESOLUTION NO.9: SPECIAL  RESOLUTION

Alteration of Article 56(d) and Article 113(b) of Articles of Association of the Company

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
1631	38,14,95,402	88.42

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
39	4,99,62,421	11.58

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

J. RESOLUTION NO.10: SPECIAL  RESOLUTION

Approval for borrowing limits under Section 180(1)(c) and other applicable provisions, if any, of the Companies Act, 2013

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
1605	42,88,60,272	99.41

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
76	25,31,749	0.59

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

K. RESOLUTION NO.11: SPECIAL  RESOLUTION

Approval for private placement of securities pursuant to the provisions of Section 42 and such other provisions of the Companies Act, 2013 as may be applicable

(i)	Voted in favour of the resolution:

Number of members voted electronically	Number of votes cast in favour of the resolution	% of total number of valid votes cast
1594	42,88,60,606	99.41

(ii)	Voted against the resolution:

Number of members voted electronically	Number of votes cast against the resolution	% of total number of valid votes cast
101	25,33,957	0.59

(iii)	Invalid votes:

Total number of members whose votes were invalid	Total number of votes cast by them
Nil	Nil

The relevant records relating to electronic voting shall remain in our safe custody until the Chairman considers, approves and signs the minutes of the 20th Annual General Meeting and the same shall thereafter be handed over to the Company Secretary for safe keeping.

/s/ Alwyn D’souza

Alwyn D’souza
F.C.S No.5559,
Certificate of Practice No.5137
Practising Company Secretary
Place : Mumbai
Date   : 21.06.2014

We the undersigned witnesseth that the votes were unblocked from the e-voting website of National Securities Depository Limited (htpp//www.evoting.nsdl.com) in our presence at 6.08 p.m on 20th June, 2014 at the office of the Scrutinizer.

/s/ Ms. Jelphine Angel Nadar

Ms. Jelphine Angel Nadar
A-102, Suyash CHS, Damodar
Nagar, Viva College Road,
Virar West,  401303

/s/ Ms. Kirti Iyer

Ms. Kirti Iyer
Building No.2, Room No.106,
Mahadeo Complex, Ramdev
Park Road, Mira Road East,
Thane 401107.

Information pursuant to Clause 35A of the Listing Agreement in relation to Annual General Meeting of ICICI Bank Limited held on June 30, 2014

1.	Date of the AGM: Monday, June 30, 2014

2.	Total number of shareholders on record date:

The Register of Members and Share Transfer Books of the Company were closed from June 7, 2014 to June 30, 2014 (both days inclusive). The beneficiary position at the close of business hours on June 6, 2014 was considered for the purpose of payment of dividend. Total number of shareholders on June 6, 2014 were 564,869.

3.	No. of shareholders present in the meeting either in person or through proxy:

Promoters and Promoter Group:	Nil
Public:	420*

*For the purpose of count where multiple shareholders have given a proxy/authorized representation in favour of one individual, the count with reference to such proxies has been taken as 1 for the purpose of determining count of physical presence at the meeting.

4.	No. of Shareholders attended the meeting through Video Conferencing

Promoters and Promoter Group:	Not Applicable
Public:	Not Applicable

5.	Agenda-wise

Details of the Agenda:

The details of the resolutions are appended below:

Mode of Voting:

The Mode of voting on all resolutions was e-voting.

In case of ~~Poll/Postal ballot~~/E-voting:

Resolution No. 1 – Ordinary Resolution

To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2014 and Balance Sheet as at that date together with the Reports of the Directors and the Auditors.

Promoter/Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	-	0	0	-	-
Public -Institutional holders	426565588	418675527	98.15	418675527	0	100.00	-
Public-Others	12603777	12603577	100.00	12602733	844	99.99	0.01
Total	439169365	431279104	98.20	431278260	844	100.00	0.00

Resolution No. 2 – Ordinary Resolution

Declaration of dividend on preference shares

Promoter/Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	-	0	0	-	-
Public -Institutional holders	426565588	418873642	98.20	418873642	0	100.00	-
Public-Others	12604126	12603826	100.00	12598047	5779	99.95	0.05
Total	439169714	431477468	98.25	431471689	5779	100.00	0.00

Resolution No. 3 – Ordinary Resolution

Declaration of dividend on equity shares

Promoter/Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	-	0	0	-	-
Public -Institutional holders	426565588	418873642	98.20	418873642	0	100.00	-
Public-Others	12597762	12597762	100.00	12596953	809	99.99	0.01
Total	439163350	431471404	98.25	431470595	809	100.00	0.00

Resolution No. 4 – Ordinary Resolution

Re-appointment of Mr. K. Ramkumar who retires by rotation and, being eligible, offers himself for re-appointment

Promoter/Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	-	0	0	-	-
Public -Institutional holders	425661303	417969357	98.19	414957824	3011533	99.28	0.72
Public-Others	12598177	12598177	100.00	12558544	39633	99.69	0.31
Total	438259480	430567534	98.24	427516368	3051166	99.29	0.71

Resolution No. 5 – Ordinary Resolution

Appointment of Statutory Auditors

Promoter/Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	-	0	0	-	-
Public -Institutional holders	424865970	416985053	98.15	409212805	7772248	98.14	1.86
Public-Others	12593495	12593295	100.00	12592055	1240	99.99	0.01
Total	437459465	429578348	98.20	421804860	7773488	98.19	1.81

Resolution No. 6 – Ordinary Resolution

Appointment of Branch Auditors

Promoter/ Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	-	0	0	-	-
Public -Institutional holders	425485700	417558475	98.14	413572637	3985838	99.05	0.95
Public-Others	12600535	12600135	100.00	12598625	1510	99.99	0.01
Total	438086235	430158610	98.19	426171262	3987348	99.07	0.93

Resolution No. 7 – Ordinary Resolution

Appointment of Mr. V. K. Sharma as Director

Promoter/ Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	-	0	0	-	-
Public -Institutional holders	424924995	417256772	98.20	412886076	4370696	98.95	1.05
Public-Others	12599827	12599527	100.00	12594779	4748	99.96	0.04
Total	437524822	429856299	98.25	425480855	4375444	98.98	1.02

Resolution No. 8 – Ordinary Resolution

Re-appointment of Mr. Rajiv Sabharwal as Executive Director effective June 24, 2015 upto June 23, 2020

Promoter/ Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	-	0	0	-	-
Public -Institutional holders	425661303	417969357	98.19	417969357	0	100.00	-
Public-Others	12600240	12600240	100.00	12594251	5989	99.95	0.05
Total	438261543	430569597	98.24	430563608	5989	100.00	0.00

Resolution No. 9 –Special Resolution

Special Resolution for amendment to Articles of Association of the Bank pursuant to The Banking Laws (Amendment) Act, 2012

Promoter/ Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	-	0	0	-	-
Public -Institutional holders	426565588	418873642	98.20	368913072	49960570	88.07	11.93
Public-Others	12584431	12584181	100.00	12582330	1851	99.99	0.01
Total	439150019	431457823	98.25	381495402	49962421	88.42	11.58

Resolution No. 10 – Special Resolution

Special Resolution for borrowing limits under Section 180(1)(c) of the Companies Act, 2013

Promoter/ Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	-	0	0	-	-
Public -Institutional holders	426565588	418791644	98.18	416264969	2526675	99.40	0.60
Public-Others	12600377	12600377	100.00	12595303	5074	99.96	0.04
Total	439165965	431392021	98.23	428860272	2531749	99.41	0.59

Resolution No. 11 – Special Resolution

Special Resolution for private placement of securities under Section 42 of the Companies Act, 2013

Promoter/ Public	No. of shares held	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
	(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)] *100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	0	0	-	0	0	-	-
Public -Institutional holders	426565588	418791644	98.18	416264969	2526675	99.40	0.60
Public-Others	12603119	12602919	100.00	12595637	7282	99.94	0.06
Total	439168707	431394563	98.23	428860606	2533957	99.41	0.59
Percentage figures have been rounded off to nearest decimal.

Note: Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of shareholders of a bank upto 10% of the total voting rights of all shareholders. In line with the same, the shareholding of Deutsche Bank Trust Company Americas (Depositary to the ADS holders) which was 33,67,13,170 equity shares and which formed 29.14% of the total equity shares (1,15,53,42,164 equity shares) as on the relevant date i.e. May 16, 2014 was reckoned only to the extent of 11,55,34,216 equity shares i.e. 10% of the total equity shares for the purpose of electronic voting.

All resolutions were approved with overwhelming majority.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: July 3, 2014	By:	/s/ Shanthi Venkatesan
		Name:	Shanthi Venkatesan
		Title:	Deputy General Manager